Exhibit 4.2

This Note has not been registered under the Securities Act of 1933, as amended, or applicable securities laws. This Note may not be offered, sold, assigned, transferred, pledged, hypothecated or otherwise disposed of in the absence of an effective registration of the Note under such act and under any applicable state securities laws, unless such transaction is exempt from, or not subject to, registration and the issuer hereof is satisfied that such registration is not required as to such transaction.

This instrument and the rights and obligations evidenced hereby are subordinate in the manner and to the extent set forth in that certain Intercreditor and Subordination Agreement dated as of December 31, 2002 between General Electric Capital Corporation and certain subordinated creditors including the initial holder hereof (the “Subordination Agreement”) to the “Senior Debt” (as defined in the Subordination Agreement), and each holder of this instrument, by its acceptance hereof, irrevocably agrees to be bound by the provisions of the Subordination Agreement.

SENIOR SUBORDINATED NOTE

Charlotte, North Carolina	December , 2002
$

FOR VALUE RECEIVED, US LEC Corp., a Delaware corporation (the “Company”), promises to pay to the order of                 , his, her, or its successors, assigns or any subsequent holder of this Note (“Holder”), at                 , or at such other place as may be designated in writing by Holder, in lawful money of the United States of America in immediately available funds, the amount of                  DOLLARS ($                 ) or, if less, the aggregate unpaid balance due to Holder under the Note Purchase Agreement of even date herewith by and among the Company and the Investors listed on Schedule A thereto, as amended, restated, supplemented or otherwise modified from time to time (the “Note Purchase Agreement”). All capitalized terms used but not otherwise defined herein have the meanings given to them in the Note Purchase Agreement. This Note shall mature on December 31, 2007 (the “Maturity Date”).

This Note is issued pursuant to the Note Purchase Agreement. Reference is made to (a) the Note Purchase Agreement, which, among other things, permits the acceleration of the maturity hereof upon the occurrence of certain events and for prepayments in certain circumstances and to (b) the Subordination Agreement, which provides the terms by which the indebtedness evidenced hereby is subordinated in right and time of payment to Senior Debt.

The principal amount of the indebtedness evidenced hereby shall be payable in full on the Maturity Date. Interest thereon shall be paid until such principal amount is paid in full at the rate of 11% per annum, shall be calculated on the basis of a 365-day year and shall be computed for each payment period on the principal balance for the actual number of days outstanding.

Commencing on February 1, 2003, and continuing on the first day of each succeeding calendar month thereafter, up to and including the Maturity Date, interest shall be payable in arrears by the Company in cash at a rate of 11% per annum.

Whenever any payment (including principal of and interest on this Note, or other amounts) hereunder shall become due, or otherwise would occur, on a day that is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest.

Upon the occurrence of any one or more of the Events of Default specified in the Note Purchase Agreement, all or any portion of the amounts then remaining unpaid on this Note may become or be declared immediately due and payable as provided in the Note Purchase Agreement, without further notice.

Demand, presentment, notice and protest are expressly waived by the Company, except for notices to the Company otherwise expressly required in the Note Purchase Agreement.

In the event this Note is placed in the hands of one or more attorneys for collection or enforcement or protection of Holder’s rights described herein or in the Note Purchase Agreement, the Company agrees to pay all reasonable attorneys’ fees and all court and other out-of-pocket costs incurred by Holder.

This Note is governed by and shall be construed in accordance with the law of the State of Delaware. If any provision of this Note should for any reason be invalid or unenforceable, the remaining provisions shall remain in full force and effect.

This Note may not be changed, extended or terminated except in writing. No waiver of any term or provision hereof shall be valid unless in writing signed by Holder or Holders as provided in the Note Purchase Agreement.

Executed as of December     , 2002.

US LEC Corp.

By:	/s/ Michael K. Robinson

Michael K. Robinson
Executive Vice President and
Chief Financial Officer

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